

June 14, 2012

Via E-mail
Eric K. Brandt
Chief Financial Officer
Broadcom Corporation
5300 California Avenue
Irvine, California 92617-3038

> **Re: Broadcom Corporation**
> **Form 10-K for the fiscal year ended December 31, 2011**
> **Filed February 1, 2012**
> **Form 10-Q for the quarter ended March 31, 2012**
> **Filed May 1, 2012**
> **File No. 000-23993**

Dear Mr. Brandt:

We have reviewed your response dated May 30, 2012 and related filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2011

Consolidated Financial Statements

Note 13. Business Enterprise Segments, Significant Customer, Supplier and Geographical Information, page F-40

1.   Consistent with your response to prior comment 3, in future filings please include disclosure about the nature of your product groupings, including how you determined that the products constitute a group of similar products within each operating segment.

Form 10-Q for the quarter ended March 31, 2012

Unaudited Condensed Consolidated Financial Statements

Note 9. Intellectual Property Proceedings, page 25

2.   We reference your response to prior comment 4 and we note that the settlement loss (gain) in your consolidated statements of income is reported "net." Please tell us the components of settlement loss (gain) on a gross basis for each legal matter for the year ended December 31, 2011 and three months ended March 31, 2012. If the gross amounts related to an individual litigation settlement are material to your financial statements, we continue to believe that you should disclose the material terms of the settlement.

        You may contact Kristin Lochhead at (202) 551-3664 or me at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any other questions.

                                        Sincerely,

                                        /s/ Brian Cascio

                                        Brian Cascio
                                        Accounting Branch Chief